December 10, 2009

Filed Via Edgar

Ms. Kathryn McHale

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

            Re:      Independent Bank Corporation

                        Preliminary Revised Proxy Statement on Schedule 14A

                        Filed November 25, 2009

                        File No. 000-07818

Dear Ms. McHale:

            This letter is provided by Independent Bank Corporation, a Michigan corporation (the "Company"), in response to the Staff's comment letter dated December 4, 2009 with respect to the Company's Preliminary Proxy Statement filed in connection with a planned special meeting of the Company's shareholders (the "Proxy Statement").  We have set forth below each question contained in the Staff's comment letter, followed by our response.

            Capitalized terms not defined in this letter shall have the meaning assigned to them in the Proxy Statement.

The Retail TP Exchange Offer, page 9

1.         Please disclose the number of common stock that would be issued if 100% of the trust preferred securities of IBC Capitol Finance II are exchanged for Independent Bank Corporation's common stock as of the most recent practicable date.

            We have added a paragraph on page 9 of the Proxy Statement to include this information.  It is also disclosed on page 8 of the Proxy Statement.

Terms of Proposed Exchange Offer for CPP Preferred Shares, page 19

2.         We note your disclosure on page 19 that you intend to issue common stock to the Treasury at a discount to the liquidation amount of the preferred CPP shares.  Please disclose what indications you have received from Treasury that you may be able to exchange the preferred shares at a discount.  Additionally, we note that the assumptions included in your pro forma disclosure assume this discount; please revise to reflect the impact if you do not receive the discount or include your justification for the assumption.

Ms. Kathryn McHale

December 10, 2009

            We have revised the disclosure on page 19 to further clarify that we are only in preliminary discussions with the Treasury regarding the proposed CPP Exchange Offer and that we have not received any indication as to the Treasury's willingness to exchange any CPP Preferred Shares for shares of our common stock or the pricing or other terms upon which it would participate in any such exchange.

            In addition, we have revised the pro forma financial information included at Appendix A to the Proxy Statement in response to this comment.  We have added another set of pro forma financials to reflect the impact of an exchange of shares of the Company's common stock with a value equal to 100% of the liquidation value of the CPP Preferred Shares held by the Treasury (i.e., without a discount).  We have also retained the pro forma financials that reflect the impact of an exchange of shares of our common stock with a value equal to 75% of the liquidation value of the CPP Preferred Shares because this is the price the Company intends to offer in the Retail TP Exchange Offer and the Institutional TP Exchange Offer, and the CPP Preferred Shares are junior in priority to those trust preferred securities.

Pro Forma Financial Information, page A-1

3.         We note that your presented pro forma financial information gives effect to proceeds received from a public offering of shares of your common stock.   Please tell us how you determined the cash offering transaction to be probable and that it was appropriate to include cash proceeds from this transaction in the pro forma financial statements, considering the guidance in Article 11 of Regulation S‑X and taking into consideration your statement at the bottom of each pro forma financial statement that the inclusion of the Capital Transactions is not indicative that such transactions are likely to occur.

            We have revised the pro forma financial information included at Appendix A to the Proxy Statement to remove the impact of the Cash Offering.  In addition, we have added a disclosure to the lead-in narrative to such financial information regarding the possibility of the Cash Offering and the fact that it is not included in the pro forma financial information.

* * * * *

            Enclosed with this letter is a revised version of the preliminary Proxy Statement as well as a blacklined version showing the changes made in response to this letter and as otherwise necessary to update information in the Proxy Statement.

The enclosed revised preliminary Proxy Statement contains several data points that are tied to specific dates.  Depending on when the definitive proxy statement is filed, the Company intends to update the dates and related information as needed in order to provide shareholders with current, relevant information.

Ms. Kathryn McHale

December 10, 2009

            The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in all Company filings. The Company understands that neither the Staff’s comments nor changes the Company makes to its disclosure in response to Staff comments foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

            Please feel free to call me at (616) 522-1765, or the Company's legal counsel, Kimberly Baber, at (616) 336-6851, with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

Independent Bank Corporation

/s/ Robert N. Shuster

Robert N. Shuster

Executive Vice President and
Chief Financial Officer

Enclosures

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